HEADHUNTER GROUP PLC Godovikova str. 9, bldg. 10, 129085, Moscow Russia
Tel: +7 495 974 64 27 Email: office@headhunter-group.com

27 September 2022

VIA EDGAR SUBMISSION

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Patrick Kuhn

Doug Jones

Re:	HeadHunter Group PLC Form 20-F for the Fiscal Year Ended December 31, 2021

Filed April 27, 2022

File No. 001-38882

Ladies and Gentlemen:

We have set forth below our response to the comments of the Securities and Exchange Commission staff (the “Staff”) in the letter from the Staff dated September 16, 2022, concerning the Form 20-F filed April 27, 2022 (File No. 001-38882) (the “Annual Report”) by HeadHunter Group PLC (the “Company” and, together with its consolidated subsidiaries, the “Group”).

For ease of reference in this letter, your comments appear in bold directly above the Company’s responses.

Form 20-F for the Fiscal Year Ended December 31, 2021

Consolidated Financial Statements, page F-1

1.	In view of the risk factor disclosed on page 40 in regard to your status as a holding company and dependence on your subsidiaries for cash to fund your operations and expenses, including future dividend payments, please explain to us your consideration of Rules 4-08(e), 5-04(c) Schedule I and 12-04 of Regulation S-X.

Response: We respectfully advise the Staff that we have considered the requirements of Rules 4-08(e), 5-04(c) Schedule I, and 12-04 of Regulation S-X. We reviewed material agreements that may limit our subsidiaries’ ability to make upstream distributions, including the credit facility that our subsidiary has entered into, and have determined that neither we, nor any of our subsidiaries, are parties to any agreements that would limit our, or any of our subsidiaries’, ability to make distributions under Rule 4-08(e). Accordingly, we believe that the restricted net asset limits set forth in Rule 5.04(c) Schedule I and 12-04 of Regulation S-X are not applicable for the year ended December 31, 2021.

27 September 2022

We also considered the Russian capital control and protection measures that affect the Group’s ability to transfer cash funds from its Russian subsidiaries to its holding company that were first introduced on February 28, 2022 (with further amendments and periodic changes), i.e. subsequent to the Group’s most recent audited balance sheet date. As these measures were not in force and were not announced to be in force as of December 31, 2021, information on such restrictions was not required to be provided under the above-mentioned rules, and if provided, such disclosure could be misleading for investors.

For the purpose of the Annual Report, the Group considers Russian capital control and protection measures that affect the Group’s ability to transfer cash funds from its Russian subsidiaries to its holding company as “events after the reporting period” (terminology used in IAS 10 Events after the Reporting Period). Based on the analysis of IAS 10 Events after the Reporting Period, the Group has concluded that these measures are non-adjusting events for the consolidated financial statements included in the Annual Report, including the Group’s statement of the financial position.

Very truly yours,

/s/ Mikhail Zhukov

Mikhail Zhukov

Chief Executive Officer

cc:	(via email)

Gregory Moiseev, HeadHunter Group PLC

J. David Stewart, Esq., Latham & Watkins LLP